SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*



                             BIO-LOGIC SYSTEMS CORP.
----------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   090909 10 2
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement     . (A fee
                                                                   ----
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages

         CUSIP No. 090909102   13G                      Page 2 of 4 Pages


   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CHARLES Z. WEINGARTEN, M.D.


   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)
                                    ---
                                 (b)
                                    ---


   3.   SEC USE ONLY



   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------

   5.   SOLE VOTING POWER

        381,434 (SEE ITEM 4)

   6.   SHARED VOTING POWER

        -0-

   7.   SOLE DISPOSITIVE POWER

        381,434 (SEE ITEM 4)

   8.   SHARED DISPOSITIVE POWER

        -0-

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        381,434 (SEE ITEM 4)

   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        SEE ITEM 4                                    X
                                                    -----

   11.  PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.6%

   12.  TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                           Page  3  of   4   Pages

Item 1(a).    Name of Issuer:  BIO-LOGIC SYSTEMS CORP.

Item 1(b). Address of Issuer's Principal Executive Offices: ONE BIO-LOGIC PLAZA, MUNDELEIN, ILLINOIS 60060

Item 2(a).    Name of Person Filing:  CHARLES Z. WEINGARTEN, M.D.

Item 2(b).    Address of Principal Business Office or if none, Residence:
               1032 LOCUST ROAD, WILMETTE, ILLINOIS 60091

Item 2(c).    Citizenship:  UNITED STATES

Item 2(d).    Title of Class of Securities:   COMMON STOCK, $.01 PAR VALUE

Item 2(e).    CUSIP Number:  090909 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              INAPPLICABLE

Item 4.       Ownership:

         (a) Amount Beneficially Owned: AS OF DECEMBER 31, 1996, DR. WEINGARTEN BENEFICIALLY OWNED 381,434 SHARES OF ISSUER'S COMMON STOCK, WHICH INCLUDES 11,750 SHARES UNDERLYING OPTIONS EXERCISABLE WITHIN 60 DAYS AND 40,000 SHARES OWNED BY A CORPORATION OF WHICH DR. WEINGARTEN HAS APPROXIMATELY 22% OF THE VOTING POWER. THIS AMOUNT DOES NOT INCLUDE 4,250 SHARES UNDERLYING OPTIONS NOT EXERCISABLE WITHIN 60 DAYS.

         (b)  Percent of Class:  9.6%

         (c)  Number of shares as to which such person has:

              (i)      sole power to vote or to direct the vote:  381,434
              (ii)     shared power to vote or to direct the vote:  0
              (iii)    sole power to dispose or to direct the disposition of:
                       381,434
              (iv)     shared power to dispose of or to direct the disposition
                       of:  0

                                              Page  4  of  4   Pages


Item 5.       Ownership of Five Percent or Less of a Class

              INAPPLICABLE

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

              INAPPLICABLE

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

              INAPPLICABLE

Item 8.       Identification and Classification of Members of the Group

              INAPPLICABLE

Item 9.       Notice of Dissolution of Group

              INAPPLICABLE

Item 10.      Certification

              INAPPLICABLE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997


By:    /S/ CHARLES Z. WEINGARTEN
      ----------------------------
      CHARLES Z. WEINGARTEN, M.D.